UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated April 17, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: April 17, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

April 17, 2008

Strathmore Acquires Additional Near-Surface Uranium Deposits in the Gas Hills, Wyoming:  Historical Resource Exceeds 2.1 Million Pounds

Strathmore Minerals Corporation is pleased to announce that its U.S. subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has acquired an additional 2.1 million pounds of historical near-surface uranium resources (not NI 43-101 compliant), by staking lode mining claims in the Gas Hills Uranium District, Wyoming.  Historically, the Gas Hills Uranium District was the second largest uranium producing area in the United States with cumulative production exceeding 100 million pounds. Uranium has been continuously produced in Wyoming since the 1950’s.

The Company now holds over 33,000 acres with several historically-defined uranium deposits in the Gas Hills, many of which were planned and fully permitted for open-pit mining in the early 1980s.  Strathmore controls 100% of the Gas Hills projects, which now make up the Company's core uranium land holdings in Wyoming. A summary of all the previously defined, historical uranium assets in the Gas Hills, in addition to all other significant U.S. uranium properties can be found in the “Strathmore Updates Shareholders on Wyoming and New Mexico Uranium Properties: Year End 2007” press release, dated February 14, 2008.

The newly staked uranium properties, known as the Amazon and Sunset deposits, were previously defined by Federal American Partners (FAP) in 1984.  FAP defined these near-surface resources based on closed-spaced drilling (measured: <50 foot radius; indicated: <100 foot radius) using a cutoff of 0.035% grade at 2 foot thickness.  The following tables summarize the historic resources by tonnage, grade, and contained pounds in the ground.

 Gas Hills: AMAZON & SUNSET Deposits (Historical Records)

Amazon	TONS	AVE GRADE %	POUNDS
Historical: Measured	156,558	0.069	215,435
Historical: Indicated	128,014	0.053	149,584
TOTAL	284,572	0.064	365,019

Sunset	TONS	AVE GRADE %	POUNDS
Historical: Measured	744,850	0.067	1,004,976
Historical: Indicated	650,074	0.062	807,400
TOTAL	1,394,924	0.065	1,812,376

The newly acquired properties complement Strathmore’s existing Gas Hills deposits. Production, subject to obtaining the necessary permits and regulatory approvals is planned for 2010.

The Gas Hills Uranium District is located 45 miles southeast of Strathmore’s Riverton office. It is accessible by paved road, has existing high voltage power, natural gas, and additional infrastructure. Permitting/development activities are continuing, including plans for the construction of a new uranium mill in the Gas Hills.  These activities are managed under the direction of Strathmore’s Vice-President of Wyoming Operations, James Crouch, along with the Company’s team of engineers, geologists and consultants. Mr. Crouch was the Chief Mine Engineer for Utah International and Pathfinder (now AREVA) at the former Lucky Mc Mine and Mill in the Gas Hills for over 30 years. Strathmore’s experience and knowledge of the District and the nature of its uranium deposits are invaluable to its goal of achieving its first uranium production in Wyoming from the Gas Hills.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed and the production history of the Gas Hills Uranium District in Wyoming, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, CEO for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com